

July 22, 2014

Via E-mail
Jeff Holmes
Director
Fanatic Fans Inc. (f/k/a Calibrus, Inc.)
2944 Delta Waters Road
Medford, OR 97504

> **Re: Fanatic Fans Inc. (f/k/a Calibrus, Inc.)**
> **Form 8-K**
> **Filed July 7, 2014**
> **File No. 000-53548**

Dear Mr. Holmes:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. You disclose that, on June 30 2014, you acquired 100% of the issued and outstanding shares of WCS Enterprises, LLC. Please tell us whether because of this acquisition you ceased to be a "shell company." To the extent you are no longer a shell company, please amend your Form 8-K to include all information that would be required in a Form 10 registration statement regarding this transaction. *See* Items 2.01(f), 5.01(a)(8) and 9.01(c) of Form 8-K. This information is required because we believe you may have been a shell company prior to the transaction.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director